SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.12)*

Transocean Ltd.
(Name of Issuer)

Shares, par value CHF 15.00 per share
(Title of Class of Securities)

H8817H100
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 10, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
High River Limited Partnership

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
4,295,579

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
4,295,579

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,295,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.19%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Hopper Investments LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
4,295,579

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,295,579

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,295,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.19%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Barberry Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
4,295,579

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
4,295,579

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,295,579

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.19%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,836,919

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,836,919

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,836,919

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.90%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
2,682,968

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
2,682,968

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,682,968

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
1,181,104

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
1,181,104

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,181,104

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.33%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
10,700,991

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
10,700,991

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,700,991

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.97%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
6,481,330

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
6,481,330

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,481,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      1.80%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
6,481,330

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
6,481,330

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,481,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.80%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,182,321

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,182,321

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,182,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.77%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,182,321

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,182,321

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,182,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.77%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,182,321

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,182,321

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,182,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.77%

14           TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,182,321

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,182,321

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,182,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.77%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1.           NAME OF REPORTING PERSON
Beckton Corp.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) /  /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
17,182,321

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
17,182,321

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,182,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.77%

14           TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  H8817H100

1           NAME OF REPORTING PERSON
Carl C. Icahn

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /  /
(b) / /

3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	/ /

6           CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
21,477,900

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
21,477,900

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,477,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	/ /

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.96%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 12 to the Schedule 13D relating to the Shares, par value CHF 15.00 per share (the “Shares”), issued by Transocean Ltd. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2013, as amended by Amendment No. 1, filed with the SEC on January 29, 2013, Amendment No. 2, filed with the SEC on March 4, 2013, by Amendment No. 3, filed with the SEC on March 7, 2013, by Amendment No. 4, filed with the SEC on April 4, 2013, by Amendment No. 5, filed with the SEC on April 17, 201, by Amendment No. 6, filed with the SEC on April 19, 2013, by Amendment No. 7, filed with the SEC on April 26, 2013, by Amendment No. 8, filed with the SEC on April 30, 2013, by Amendment No. 9, filed with the SEC on May 2, 2013, by Amendment No. 10, filed with the SEC on May 13, 2013, and by Amendment No. 11, filed with the SEC on May 17, 2013, to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate,   21,477,900 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $1,043.8 million (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.

Item 4.  Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended by the addition of the following:

On November 10, 2013, the Issuer and the Reporting Persons entered into a Nomination and Standstill Agreement and a Confidentiality Agreement, and the Issuer and Mr. Vincent Intrieri entered into a Letter, copies of which are filed herewith as exhibits and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate,  21,477,900 Shares, representing approximately 5.96% of the Issuer's outstanding Shares (based upon the 360,590,539 Shares stated to be outstanding as of October 29, 2013 by the Issuer in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2013).

(b) For purposes of this Schedule 13D:

High River has sole voting power and sole dispositive power with regard to 4,295,579    Shares. Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 6,836,919 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,682,968    Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 1,181,104 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 6,481,330    Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the “Act”) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.  Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Initial Schedule 13D is hereby amended by the addition of the following:

On November 10, 2013, the Issuer and the Reporting Persons entered into a Nomination and Standstill Agreement and a Confidentiality Agreement, and the Issuer and Mr. Vincent Intrieri entered into a Letter, copies of which are filed herewith as exhibits and incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Exhibit 1	Nomination and Standstill Agreement, dated as of November 10, 2013,among the Issuer and the Reporting Persons
Exhibit 2	Confidentiality Agreement, dated as of November 10, 2013, among the Issuer and the Reporting Persons
Exhibit 3	Letter, dated as of November 10, 2013, among the Issuer and Mr. Vincent Intrieri

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2013

ICAHN PARTNERS MASTER FUND LP
ICAHN PARTNERS MASTER FUND II LP
ICAHN PARTNERS MASTER FUND III LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
By:  Barberry Corp.

By:           /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:           /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn_____________
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 12 – Transocean Ltd.]